

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 4, 2008

<u>via U.S. mail</u>

James J. Volker
President and Chief Executive Officer
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, Colorado 80290-2300

   Re: **Whiting USA Trust I**
       Registration Statement on Form S-1
       Filed March 10, 2008
       File No. 333-147543

       Whiting Petroleum Corporation
       Registration Statement on Form S-3
       Filed March 10, 2008
       File No. 333-147543-01

Dear Mr. Volker:

   We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your responses to our prior comments 5 and 6 and remind you that you will need to provide current and updated disclosure with each amendment. Also, we will need sufficient time to review all new disclosure and exhibits.

2.   We note your response to prior comment 9. Provide new disclosure under appropriate captions to make clear to the reader why this information, including detailed executive compensation disclosure, does not appear in the prospectus. At the same place, make clear where this information may be found.

Federal Income Tax Consequences, page 65

Classification of the Net Profits Interest, page 67

3.   We note your response to our prior comment 22 regarding why counsel is not rendering a "will" opinion. Please disclose this information in the filing.

4.   In addition, please expand your disclosure of the material tax consequences to investors should the net profits interest not be treated as a production payment or otherwise as a debt instrument.

State Tax Considerations, page 72

5.   We note the new disclosure you provide in this section, including the statement that such information is "based on the advice of local counsel." To the extent that you retain representations regarding the applicable tax consequences, please identify counsel and file as exhibits their opinions. Refer to Item 601(b)(8) of Regulation S-K.

Exhibit 3.6

6.   Once you file the final, executed version of the trust agreement, we may have additional comments.

Exhibits 5.1 and 8.1

7.   Please obtain and file new or revised opinions in response to comments 8 through 13 below.

8.   The last paragraph of each opinion includes an inappropriate limitation on reliance. The second opinion also suggests that the tax opinion is being provided "solely for [the] benefit [of Whiting USA Trust I]." Readers of the opinions, including unitholders and potential unitholders, are entitled to rely upon the

opinions.

Exhibit 5.1

9.   Counsel suggests it has not reviewed any document (other than the documents identified) that is referred to in or incorporated by reference into the documents it reviewed, and assumes that there exists no provision in any document that it has not reviewed that is inconsistent with the opinions stated. Such qualification and assumption appear to be overly broad.

10.   Moreover, it appears that once the amended and restated trust agreement has been executed, you will need to obtain and file a new opinion of counsel to the extent that there have been any changes from the version reviewed and referenced in paragraph (d) that would be germane to the opinion being rendered.

11.   The assumptions identified as (iv) and (v) are not appropriate with respect to either of the registrants, but only insofar as they pertain to third parties.

12.   Notwithstanding the statement set forth in the second numbered paragraph on page 3, the opinion must address whether the trust units will, when sold, be legally issued, fully paid and non-assessable, as Item 601(b)(5) of Regulation S-K requires.

13.   Counsel must explain in necessary detail in its letter opinion any limits on the required opinion regarding assessability. We note the second sentence in the third numbered paragraph in that regard.

Engineering Comments

Risk Factors, page 17

The reserves attributable to the underlying properties are depleting assets and production from those reserves will diminish over time. Furthermore, the trust is precluded from acquiring other oil and natural gas properties or net profits interests to replace the depleting assets and production, page 20

14.   We have reviewed your response to prior comment 30 from our letter dated December 18, 2007. You did not include the aggregate depletion percentage for the underlying properties as previously requested so we re-issue our prior comment. From Table I of your reserve report it appears that the aggregate depletion percentage of the underlying properties is approximately 93%.

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Wojciechowski at (202) 551-3759 or Kevin Stertzel at (202) 551-3723 if you have questions regarding the financial statements and related matters. You may contact James Murphy at (202) 551-3703 with any engineering questions. Please contact Laura Nicholson at (202) 551-3584, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Murphy
        K. Stertzel
        M. Wojciechowski
        T. Levenberg
        L. Nicholson

        via facsimile

        Benjamin Rikkers, Esq.
        (414) 297-4900